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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 2)

                            INAMED CORPORATION

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                             (Name of Issuer)

    Common Stock, no par value                     453235103
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          David E. Zeltner, Esq.
                        Weil, Gotshal & Manges LLP
                             767 Fifth Avenue
                         New York, New York 10153
                              (212) 310-8000
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    (Name, address and telephone number of person authorized to receive notices and communications)

                               March 4, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No.       453235103                              13D-Page 2


     1     NAME OF REPORTING PERSON:    The SC Fundamental Value Fund,
                                        L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC/OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     613,095
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       613,095
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       613,095
           OWNED BY EACH REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.8%

    14     TYPE OF REPORTING PERSON:    PN



SEE INSTRUCTIONS BEFORE FILLING OUT!
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 CUSIP No.       453235103                              13D-Page 3


     1     NAME OF REPORTING PERSON:    SC Fundamental Value BVI, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     275,205
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       275,205
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       275,205
           OWNED BYACH REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.0%

    14     TYPE OF REPORTING PERSON:    CO


SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.       453235103                              13D-Page 4


     1     NAME OF REPORTING PERSON:    SC Fundamental, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     613,095
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       613,095
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       613,095
           OWNED BY EACH REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.8%

    14     TYPE OF REPORTING PERSON:    CO


SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.       453235103                              13D-Page 5


     1     NAME OF REPORTING PERSON:    Gary N. Siegler

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     888,300
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       888,300
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       888,300
           OWNED BY EACH REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.8%

    14     TYPE OF REPORTING PERSON:    IN


SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.       453235103                              13D-Page 6


     1     NAME OF REPORTING PERSON:    Peter M. Collery

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     888,300
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       888,300
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       888,300
           OWNED BY EACH REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.8%

    14     TYPE OF REPORTING PERSON:    IN


SEE INSTRUCTIONS BEFORE FILLING OUT!

               This constitutes Amendment No. 2 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by The SC Fundamental Value Fund, L.P., a Delaware limited partnership (the "Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation, SC Fundamental Inc., a Delaware corporation, Gary N. Siegler, an individual, and Peter M. Collery, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of INAMED Corporation, a Florida corporation (the "Company").

     Item 4.   Purpose of the Transaction.
               --------------------------
               As previously reported in the Statement and Amendment No. 1 thereto, the Fund and SC Fundamental Value BVI, Ltd. (collectively, the "Purchasers") purchased, in the aggregate, $8,460,000 principal amount of the Company's 11% Secured Convertible Notes due 1999 (the "Notes"). Such purchase was made pursuant to the terms of a Note Purchase Agreement dated as of January 23, 1996 (as amended from time to time, the "Note Purchase Agreement") and the Notes were issued under an indenture, dated as of January 22, 1996 (as amended from time to time, the "Indenture"), between the Company and Santa Barbara Bank & Trust, as trustee.

               On March 4, 1997, the Purchasers, at the request of the Company, have entered into that certain letter agreement, dated February 27, 1997 (the "Letter Agreement"), with the Company, a copy of which is filed as an exhibit hereto and is incorporated

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     herein by reference.  Pursuant to the Letter Agreement, the Purchasers have agreed to a restructuring of the Company's indebtedness held by the Purchasers in order to accomplish the following: (i) terminate those certain Escrow Agreements, each dated as of January 2, 1996 (as amended from time to time, the "Escrow Agreements"); (ii) return the escrowed funds held pursuant to the Escrow Agreements to the Purchasers and the other holders of the Notes (collectively, the "Holders"); and (iii) resolve certain Note Purchase Agreement issues and effect certain amendments to the Indenture.

               As contemplated by the Letter Agreement and subject to the terms thereof, in addition to the termination of the Escrow Agreements and the release of the escrowed funds as described above, the Company has agreed (i) to issue to the Purchasers and the other Holders warrants to purchase 1,640,952 shares of Common Stock (the "Warrants") pro rata based upon the respective principal amounts of the Notes owned by the Purchasers and the other Holders on the date of issuance of the Warrants and (ii) to amend the terms of the Notes as described below and in the Letter Agreement.

               The Warrants will be exercisable, at any time, in whole or in part, by the holders thereof after August 15, 1997, and prior to March 31, 2000 at an exercise price of $9.00 per share. The
     Purchasers will receive Warrants that will represent, in the aggregate, the right to purchase 403,000 shares of Common Stock.

               The Company will have the right to repurchase any outstanding Warrants, upon not less than 30 days' prior written notice to the Holders, at a repurchase price of $.01 per warrant, only after (a) the earlier of (i) the issuance by the United States District Court, Northern District of Alabama, Southern Division (or any successor court with jurisdiction over the Silicone Gel breast Implant Products Liability Litigation (MDL 926)), of a final non-appealable order certifying the Company's Mandatory (non-"opt-out" Limited Fund) Class under Rule 23(b)(1)(B) of the Federal Rules of Civil Procedure or (ii) "Circling of the Class" with ninety-seven percent (97%) of the silicone breast implant litigation currently existing against the Company settled in whatever way is in the best interest of the Company; and (b) after the occurrence of the earlier of events described in clause (a) of this paragraph the closing volume weighted average trading price of the Common Stock as reported on the Bloomberg Nasdaq Market Reporting System, shall average $13.00 per share for 20 consecutive trading days.

               The Company has further agreed (i) to use its best efforts to register with the Commission on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), on or before March 22, 1997 (or cause an appropriate post-effective amendment to be made to an existing registered registration statement on or prior to such date), and use its best efforts to become effective on or before May 31, 1997, such registration statement with respect to the Warrants and the aggregate amount of shares of Common Stock to be issued upon exercise of the Warrants and (ii) to keep such registration statement effective for a period of time required for the

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     disposition of such Warrants or Common Stock by the Holders.  In the event such registration statement is not filed or declared effective on or prior to the applicable date set forth above, the exercise price of the Warrants will be reduced by $.50 and, if such registration statement is not filed or declared effective within 45 days after the applicable date set forth above, the exercise price of the Warrants will be reduced by an additional $.50 (and thereafter educed by an additional $.50 for each subsequent period of 45 consecutive days that such filing and/or effectiveness does not occur). The Letter Agreement further provides that the Company will use its best efforts to amend the Company's existing effective S-3 registration statement in order to register under the Securities Act all of the shares of Common Stock issuable upon conversion of the Notes (as the terms of such Notes are to be amended as described below and in the Letter Agreement) and keep such registration statement effective for a period of time required for the disposition of such Common Stock by the Holders. The Purchasers agreed that they will not sell the Warrants issued to them prior to August 15, 1997.

               The Letter Agreement also provides that the conversion terms of the Notes will be amended such that such Notes may be converted at any time, in whole or in part, by the Holders thereof into that number of shares of Common Stock obtained by dividing the principal amount of the Note or portion thereof to be converted by a conversion price equal to the lesser of (i) $8.00 per share, as adjusted from time to time as provided in the Indenture (as amended as described below), and
     (ii) an amount


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


     equal to 85% of the closing volume weighted average trading price of the Common Stock as reported on the Bloomberg Nasdaq Market Reporting System for the 10 day period prior to delivery of a conversion notice to the Company by the applicable Holder; provided, however, that, subject to certain de minimis exceptions, each Holder may only convert up to forty percent (40%) of the initial aggregate principal amount of Notes held by such Holder in any 60-day period.

               In addition, the Letter Agreement provides that the Indenture will be amended to include (A) full anti-dilution price protections in the event shares of capital stock of the Company (i) are issued or sold by the Company (or shares of capital stock may be issued upon exercise of options, warrants, convertible securities or similar securities issued or sold after the date hereof) for $5.50 or less per share (subject to any appropriate proportionate adjustments as a result of the occurrence of certain events relating to the capital stock as contemplated in the Letter Agreement), other than shares issued as part of a settlement of identified breast implant product litigation, or (ii) are issued or sold by the Company outside the United States in a transaction or series of transactions pursuant to Regulation S of the Securities Act or any successor regulation, and
     (B) other anti-dilutive adjustment features with respect to the number of shares of Common Stock of the Company.

               The Company has agreed to use its best efforts to cause the execution and delivery of all documents contemplated by the Letter Agreement on or prior to March 6, 1997. Upon execution


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     and delivery of the documents contemplated therein, the Purchasers have agreed to waive any default of Section 2.18 of the Note Purchase Agreement with respect to the requirement that approximately $10 million of the proceeds from the issuance of the Notes be used for long-term capital investments and improvements.

               The Reporting Persons purchased the Notes for investment purposes. Except with respect to the transactions contemplated by the Letter Agreement, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons may from time to time (i) convert any amount of the Notes owned by the Reporting Persons into Common Stock, subject to the limitations of the Letter Agreement, (ii) acquire additional shares of Common Stock, subject to the availability of prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) dispose of the Notes owned by the Reporting Persons or the shares of Common Stock issued upon conversion thereof or subsequently acquired or sell short such shares of Common Stock, in each case at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

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     Item 5.   Interest in Securities of the Issuer
               ------------------------------------
               The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon 9,024,850 shares of outstanding Common Stock, representing the number of outstanding shares of Common Stock identified in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and increased by the number of shares of Common Stock issued to the Holders on January 10, 1997, as previously described in Amendment No. 1 to this Statement, and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
                                                          -------------
               with Respect to Securities of the Issuer.
               ----------------------------------------
               The information in Item 4 is incorporated herein by reference.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------
               1. Letter Agreement, dated February 27, 1997, between the Company and the Purchasers.

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                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

     Dated: March 3, 1997

                              SC FUNDAMENTAL INC.

                                   By:    /s/ Neil H. Koffler
                                        ----------------------------
                                        Neil H. Koffler as Attorney-
                                        in-Fact for Peter M. Collery,
                                        Vice President

                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                                   By:  SC FUNDAMENTAL INC.

                                   By:    /s/ Neil H. Koffler
                                        ----------------------------
                                        Neil H. Koffler as Attorney-
                                        in-Fact for Peter M. Collery,
                                        Vice President

                              SC FUNDAMENTAL VALUE BVI, INC.

                                   By:    /s/ Neil H. Koffler
                                        ----------------------------
                                        Neil H. Koffler as Attorney-
                                        in-Fact for Peter M. Collery,
                                        Vice President


                                        /s/ Neil H. Koffler
                                   ------------------------------
                                   Neil H. Koffler as Attorney-
                                   in-Fact for Gary N. Siegler*


                                        /s/ Neil H. Koffler
                                   ------------------------------
                                   Neil H. Koffler as Attorney-
                                   in-Fact for Peter M. Collery*

     *The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

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                                  EXHIBIT INDEX

     1. Letter Agreement, dated February 27, 1997, between the Company and the Purchasers.








     NYFS08...:\68\74168\0012\2377\SCH2247N.51B